Exhibit 99.2

MEMORANDUM

FROM:	David D. Mandarich, President and Chief Operating Officer

DATE:	March 26, 2008

RE:	Offer to Reprice Options

IMPORTANT NEWS—Please Read Immediately and Take Action By The Annual Meeting of Shareowners

M.D.C. Holdings, Inc. (“MDC”) recognizes that a number of the stock options that we have previously granted under our 2001 Equity Incentive Plan (the “2001 Plan”) may not currently be providing the performance incentives that were originally intended, given the current market price of MDC common stock.

I am happy to announce that our Compensation Committee and Board of Directors have approved, subject to shareowner approval, the making of an offer (the “Offer”) to employees of MDC and its subsidiaries to reprice certain options (the “Repricing”). Subject to shareowner approval of the proposal authorizing the Offer and your timely and valid tender of eligible options, the only term of your eligible options that is subject to change as a result of the Repricing is the exercise price – all other terms of those options will remain unchanged. The Repricing is intended to provide all current employees (who have not given notice of resignation) who hold stock options previously granted under the 2001 Plan with an exercise price above the market price of our common stock on the date of our 2008 Annual Meeting of Shareowners (the “Options”) an opportunity to have those Options repriced, according to the terms and conditions set forth in the Offering Memorandum, a copy of which is attached hereto. The Offering Memorandum, together with the Letter of Transmittal and Notice of Withdrawal (each included with the Offering Memorandum), constitutes the “Offer” to reprice Options. Employees who have given notice of their resignations on or prior to the date of our 2008 Annual Meeting of Shareowners or any adjournment or postponement thereof (the “Expiration Date”), as well as employees who are no longer MDC employees on that date, are not eligible to participate in the Offer.

The Offer will expire at 5:00 p.m. New York time on the Expiration Date. The Annual Meeting is scheduled to be held on April 29, 2008. To participate in the Offer, you will need to complete a Letter of Transmittal and deliver it to our Offer Agent, identified in the Letter of Transmittal, so that it is received by 5:00 p.m. New York time on the Expiration Date. Completion of the Offer is subject to various conditions, including shareowner approval of the proposal authorizing the Offer at the Annual Meeting of Shareowners of MDC. If the shareowners do not approve the Offer, the Offer will be void and any Options tendered for Repricing will not be repriced and the submitting employee will retain his or her Options at the original exercise price.

If you are eligible and you elect to participate in the Offer, your existing, unexercised and properly submitted Options will be repriced (based on the closing price of our common stock on the Expiration Date) effective as of the opening of business on the next business day after the Expiration Date (the “Effective Date”). Administration of the Repricing will require a few days during which we will review the Letters of Transmittal and will communicate with the Option Agent and the Option record-keeper (Charles Schwab & Co., Inc.) to identify which Options will be repriced. Nonetheless, we expect repriced options that have vested should be available for exercise after no less than three business days following the Effective Date. The repriced options will be governed by your existing option agreement and we expect that employees with accounts with Charles Schwab & Co., Inc., should be able to see the new exercise price for properly tendered options reflected in their accounts within three business days following the Effective Date.

In order to have your Options repriced, you must remain an employee of MDC or a subsidiary and not have given notice of your resignation through the Expiration Date. The exercise price of Options properly submitted will be based on the closing price of our common stock on the New York Stock Exchange on the Expiration Date. The number of shares of MDC common stock underlying the repriced options will not change, subject to adjustments for any stock splits, stock dividends and similar events. The repriced options will remain on the same vesting schedule as the Options properly submitted. The existing option agreement between you and MDC representing your Options will continue to govern the repriced options after the Effective Date. Your revised exercise price, derived from the closing price of our common stock on the Expiration Date, will be confirmed by written notice from MDC.

Please note that participation in the Offer is voluntary and at the discretion of each eligible employee.

The foregoing is a brief synopsis of the terms and conditions of the Offer. MDC makes no recommendation as to whether you should submit, or refrain from submitting, any or all of your eligible Options in the Offer. WE ADVISE ALL ELIGIBLE EMPLOYEES TO CAREFULLY READ THE OFFERING MEMORANDUM TOGETHER WITH THE (I) LETTER OF TRANSMITTAL, AND (II) NOTICE OF WITHDRAWAL, COPIES OF WHICH ARE ATTACHED TO THE OFFERING MEMORANDUM AND WHICH EXPLAIN IN DETAIL THE TERMS AND CONDITIONS OF THE OFFER AND THE SUBMISSION PROCEDURE FOR ELIGIBLE OPTIONS.

If you have any questions about the Offer or the exchange procedure, please contact Christopher M. McManus, our Assistant Corporate Counsel, or Joseph H. Fretz, our Secretary and Corporate Counsel by telephone at (303) 773-1100.

On behalf of MDC I would like to thank you for your ongoing commitment to our company.